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SECI 02019015 S COMMISSION 20549

RECD S.E.C. MAR 0 1 2002 619

SEC FILE NUMBER
8-49867

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Official Use only
FIRM ID. NO

NAME OF BROKER-DEALER
Aspen Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

5 Bridlewood Road

Northbrook	**Illinois**	**60062**
(City)	(State)	(zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Kiely Area Code—Telephone No.) 312-786-5961

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name—if individual state Last, First, Middle name)

401 South LaSalle Street, Suite 606 Chicago, IL 60605
(ADDRESS) Number and Street City State zip code

CHECK ONE:

[XX] **Certified Public Accountant**

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 P THOMSON FINANCIAL

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 244.17a-5(e)(2)

SEC 1410.1-781

AH 3/14/2002

OATH OR AFFIRMATION

I, Mark Kellner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Aspen Trading, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
VALERIE VARNEY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/21/2003

Valerie Varney
Notary Public

Mark Kellner
Signature

MEMBER
Title

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Aspen Trading, L.L.C.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Aspen Trading, L.L.C. as of December 31, 2001 and the related statements of operations and changes in Members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Trading, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R Steger

February 20, 2002

ASPEN TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 2,297
Other receivables	27,175
Due from clearing organization	7,604,886
Marketable securities, at market value	9,569,276
Organization cost, net of amortization ($7,000)	0
JBO preferred stock	10,000
	$ 17,213,634

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses	19,511
Securities sold, not yet purchased, at market value	$12,451,901
	12,471,412
Members' Capital	4,742,222
	$ 17,213,634

See Notes to Financial Statements

ASPEN TRADING, L.L.C.

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Trading income (net of commissions)	$5,360,306	
Interest and dividend income:		
Credit interest	79,548	
Short stock interest	243,808	
Dividend income	77,154	
Miscellaneous income	451	
Total Revenues		$ 5,761,267
EXPENSES:		
Clerk fees	535,456	
Interest expense	266,713	
Professional fees	82,705	
Seat lease	69,147	
Dividend expense	68,973	
Data fees	40,711	
Brokerage expense	20,326	
Telephone	16,899	
Entertainment	14,688	
Exchange fees	10,902	
Insurance	4,412	
Office rent	3,950	
Office expense	3,144	
Amortization	1,400	
Parking	1,364	
Total Expenses		1,140,790
NET INCOME		4,620,477
MEMBERS' CAPITAL, BEGINNING OF YEAR		4,565,731
CAPITAL CONTRIBUTIONS		2,320,517
CAPITAL WITHDRAWALS		(6,764,503)
MEMBERS' CAPITAL, END OF YEAR		$ 4,742,222

See Notes to Financial Statements

ASPEN TRADING, L.L.C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATIONS:		
Net income	$4,620,477	
Adjustments to reconcile net income to net cash provided by operations:		
Amortization	1,400	
Changes in operating assets and liabilities:		
Increase in receivables	(3,676,360)	
Increase in securities owned	(3,959,180)	
Increase in accrued expenses	19,511	
Increase in securities sold, not yet purchased	7,438,895	
Net cash provided by operations		$ 4,444,743
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	2,320,517	
Capital withdrawals	(6,764,503)	
Net cash used in financing activities		(4,443,986)
Net increase in cash		757
CASH BEGINNING BALANCE		1,540
CASH ENDING BALANCE		$ 2,297
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 249,824

See Notes to Financial Statements

ASPEN TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

Aspen Trading, L.L.C. (The "Company") was organized under the Limited Liability Company Act of Illinois on January 1, 1997. The business of the Company is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE) since 1987. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financials statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

In the normal course of business, the Company enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Organization cost is amortized over a five-year life, using an straight line method.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each Member is responsible for reporting income (loss) based upon his or her share of the profits of the Company. The Company is subject to Illinois Replacement Tax.

3. Financial Instruments:

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts and options on financial futures contracts are considered to be financial instruments, while commodity futures and options on commodity futures contracts are not. In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities and options, and exchange traded financial futures, including options thereon. The trading conducted is in the normal course of a market maker's operation on an exchange. See Note 6 regarding derivatives.

4. Securities Owned and Sold But Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$ 9,123,226	$11,524,501
Options	446,050	927,400
	9,569,276	$12,451,901

The options stated above represent derivative financial instruments. See Note 6.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms

are defined. At December 31, 2001 the Company had net capital of $506,461, which was $406,461 in excess of its required capital.

6. Derivative Financial Instruments:

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company enters into transactions involving futures contracts, options on futures contracts and options on stock for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Company at December 31, 2001. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby creates a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is meaningful only when all related and offsetting transactions are identified, and the Company generally limits its risk by holding or purchasing offsetting positions. Open contracts or notional amounts at December 31, 2001, are as follows:

	Held	Written
Options	$84,573,120	$57,950,296
Financial Futures Contracts	69,575	24,975

The Company's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

7. Principal Transaction Revenues:

During 2001 the Company's principal transaction revenues consisted of equity activities (including equity shares, options, futures on stock indexes, options on stock indexes) totaling $5,761,267.

8. Receivable From Clearing Organization:

The amount due from clearing organization results primarily from the proceeds of stock and option sales and gains from futures. The Company clears all transactions through a clearing organization pursuant to a clearing agreement. At December 31, 2001, substantially all assets of the Company are deposited with the clearing organization.

9. JBO Preferred Stock:

The investment represents preferred restricted stock in the Company's clearing organization. As such, the stock is not readily marketable, and is carried at cost.

10. Seat Leases:

Seats are leased by the Company on a month-to-month basis at currently negotiated rates.

ASPEN TRADING, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total Members' capital, end of year	$4,742,222
Less:	
Non-allowable assets	(125,000)
Undue concentration	(669,380)
Haircuts required	(3,441,381)
NET CAPITAL	506,461
Minimum net capital requirement	100,000
EXCESS NET CAPITAL	$ 406,461
EXCESS NET CAPITAL AT 1000%	$ 506,461

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 0

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Aspen Trading, L.L.C.
Northbrook, Illinois

In planning and performing our audit of the financial statements of Aspen Trading, L.L.C. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Aspen Trading, L.L.C. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the

specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management has informed us that the controller exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and all other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

John R Steger

February 20, 2002

ASPEN TRADING, L.L.C.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2001

ASPEN TRADING, L.L.C.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2001

CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Independent Auditors' Report on Financial Statements	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operations and Changes in Members' Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Additional Information:	
Computation of Net capital	11
Independent Auditors' Report on Internal Control	12-13